DLA Piper LLP (US) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com Sanjay M. Shirodkar sanjay.shirodkar@dlapiper.com T 410.580.4184 F 410.580.3184

December 23, 2010
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 12, 2010
Form 8-K/A filed September 15, 2009
File No. 001-11807

Dear Mr. Gilmore:

     On behalf of Unify Corporation (the “Company”), this letter will confirm my telephone conference with you wherein I indicated that the Company will require additional time to file a response to the comment letter issued by the staff of the Securities and Exchange Commission on December 8, 2010 relating to the above-referenced matters (the “Comment Letter”). As discussed, except for the Company’s response to comment number 10 in the Comment Letter, the Company anticipates filing its response no later than January 14, 2011.

     If you have any questions concerning this matter or if you would like any additional information, please do not hesitate to contact me at (410) 580-4184.

Very truly yours,

DLA Piper LLP (US)

  /s/ Sanjay M. Shirodkar
Sanjay M. Shirodkar
Of Counsel